UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934


     AUTOIMMUNE,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     052776101
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     October  24,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  120,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  120,200

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 120,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  .8

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  316,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  316,200

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 316,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.9

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  294,200

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  294,200

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 294,200

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.8

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  162,100

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  162,100

     10          Shared  Dispositive  Power

11        Aggregate Amount Beneficially Owned by Each Reporting Person 162,100

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  1.0

14          Type  of  Reporting  Person  PN

ITEM  1.    SECURITY  AND  ISSUER

          This statement relates to the Common Stock, $.01 par value, (the "Shares") of Autoimmune, Inc., ("AIMM"), a Delaware corporation. AIMM's principal executive office is located at 128 Spring Street, Lexington, MA 02173.

ITEM  2.    IDENTITY  AND  BACKGROUND

            This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan
T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 892,700 Shares. Of the 892,700 Shares, 316,200 shares are owned by Pequot, 120,200 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, 294,200 shares are owned by Pequot International, and 162,100 shares are owned by Pequot Endowment. The 892,700 shares were purchased in open market transactions at an aggregate cost of $11,994,514. The funds for the purchase of Shares held by Pequot, Pequot Endowment, and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Person, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.



ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, the Reporting Persons beneficially own in the aggregate 892,700 Shares. These Shares represent approximately 5.5% of the
16,325,567 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 120,200 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 316,200 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 294,000 Shares owned by Pequot International. Pequot Endowment Partners, L.P.
 has the sole power to vote, direct the vote, dispose and direct the disposition of the 162,100 Shares owned by Pequot Endowment. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None



ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

THIS TABLE HAS BEEN SQUEEZED AS FAR AS IT CAN GO WITHOUT WORDS/## BREAKING UP.
 IF  ATTY  WANTS  MORE  INFO  OR "MORE SPACE", HE'LL HAVE TO BUMP FONT TO SZ.8
AND/OR  MAKE  MARGINS  THINNER.          After a reasonable inquiry and to the
best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/
   Arthur  J.  Samberg,  President


DS  International  Partners,  L.P.


By:  /s
   Arthur  J.  Samberg,  President


Pequot  Endowment  Partners,  L.P.


By:  /s/
   Arthur  J.  Samberg,  President








November  1,  1996

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated November 1, 1996 relating to the Shares of Autoimmune, Inc. shall be filed on behalf of the undersigned.

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/
   Arthur  J.  Samberg,  President



DS  International  Partners,  L.P.


By:/s/
   Arthur  J.  Samberg,  President



Pequot  Endowment  Partners,  L.P.


By:  /s/
   Arthur  J.  Samberg,  President



     EXHIBIT  B  to  Schedule  13D


     AUTOIMMUNE,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  NO  PAR  VALUE
 CUSIP  #  052776101




                        # OF SHARES  PRICE    PEQUOT PARTNERS FUND, L.P. TAX I.D.  PEQUOT INTERNATIONAL FUND, INC. TAX I.D. #
                   PURCHASED (SOLD)                                   #22-2741859  FOREIGN CORP.
                   ----------------           -----------------------------------  ------------------------------------------
10/08/96                    150,000  13.3833                               64,700                                      60,800
10/09/96                    100,000  13.1937                               43,100                                      40,600
10/10/96                     40,000  13.1250                               17,400                                      16,200
                   ----------------           -----------------------------------  ------------------------------------------
10/11/96                     40,000   13.000                               17,400                                      16,100
                   ----------------           -----------------------------------  ------------------------------------------
10/14/96                     40,000  12.9844                               17,400                                      16,100
                   ----------------           -----------------------------------  ------------------------------------------
10/15/96                    180,000  13.5660                               33,400                                      31,000
                   ----------------           -----------------------------------  ------------------------------------------
10/15/96                     54,000  13.6571                               14,700                                      13,600
                   ----------------           -----------------------------------  ------------------------------------------
10/16/96                     70,000  14.8125                               24,300                                      22,400
                   ----------------           -----------------------------------  ------------------------------------------
10/18/96                     10,000   13.500                                3,500                                       3,200
                   ----------------           -----------------------------------  ------------------------------------------
10/22/96                     10,000  13.3750                                3,400                                       3,200
10/22/96                     15,000  13.7500                                5,200                                       4,800
                                                                                   ------------------------------------------
10/23/96                     15,000   13.000                                5,200                                       4,800
                                                                                   ------------------------------------------
10/23/96                      4,700  13.2500                                1,700                                       1,500
                                              -----------------------------------  ------------------------------------------
10/24/96                    105,000  13.3601                               45,900                                      42,400
                   ----------------           -----------------------------------  ------------------------------------------
10/28/96                      5,000  13.0750                                1,700                                       1,400
10/29/96                      4,900  13.0625                                1,600                                       1,400
10/30/96                     30,000  12.6250                                9,500                                       8,900
10/30/96                      5,000  12.7500                                1,600                                       1,500
                   ----------------           -----------------------------------  ------------------------------------------
10/31/96                      9,000  12.3750                                2,900                                       2,700
                   ----------------           -----------------------------------  ------------------------------------------
10/31/96                      5,000  12.1250                                1,600                                       1,500
                   ----------------           -----------------------------------  ------------------------------------------
Shares @ 10/31/96           892,700                                       316,200                                     294,200
                   ================           ===================================  ==========================================




                   SOUTHPORT MANAGEMENT, L.P. TAX I.D. #  PEQUOT ENDOWMENT FUND, L.P. TAX I.D.  DAWSON SAMBERG CAPITAL MGMT TAX I.D.
                                              06-6243396                           #06-1388800                           #06-1033494
                   -------------------------------------  ------------------------------------  ------------------------------------
10/08/96                                           9,300                                     0                                15,200
10/09/96                                           6,200                                     0                                10,100
10/10/96                                           2,400                                     0                                 4,000
                   -------------------------------------  ------------------------------------  ------------------------------------
10/11/96                                           2,400                                     0                                 4,100
                   -------------------------------------  ------------------------------------  ------------------------------------
10/14/96                                           2,400                                     0                                 4,100
                   -------------------------------------  ------------------------------------  ------------------------------------
10/15/96                                           7,700                               100,000                                 7,900
                   -------------------------------------  ------------------------------------  ------------------------------------
10/15/96                                           2,300                                20,000                                 3,400
                   -------------------------------------  ------------------------------------  ------------------------------------
10/16/96                                           2,900                                14,600                                 5,800
                   -------------------------------------  ------------------------------------  ------------------------------------
10/18/96                                             400                                 2,100                                   800
                   -------------------------------------  ------------------------------------  ------------------------------------
10/22/96                                             500                                 2,100                                   800
10/22/96                                             700                                 3,100                                 1,200
                   -------------------------------------
10/23/96                                             700                                 3,100                                 1,200
                   -------------------------------------
10/23/96                                             200                                 1,000                                   300
                   -------------------------------------
10/24/96                                           5,900                                     0                                10,800
                   -------------------------------------  ------------------------------------  ------------------------------------
10/28/96                                             200                                 1,400                                   300
10/29/96                                             200                                 1,400                                   300
10/30/96                                           1,300                                 8,100                                 2,200
10/30/96                                             200                                 1,400                                   300
                   -------------------------------------  ------------------------------------  ------------------------------------
10/31/96                                             400                                 2,400                                   600
                   -------------------------------------  ------------------------------------  ------------------------------------
10/31/96                                             200                                 1,400                                   300
                   -------------------------------------  ------------------------------------  ------------------------------------
Shares @ 10/31/96                                 46,500                               162,100                                73,700
                   =====================================  ====================================  ====================================
